WILMERHALE
October 9, 2008	WilmerHale Venture Group
By EDGAR Submission	Susan L. Mazur
U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, DC 20549	+1 781 966 2005 (t) +1 781 966 2100 (f) susan.mazur@wilmerhale.com

Attn:	Peggy Fisher
Re:	A123 Systems, Inc. Registration Statement on Form S-l Filed August 8, 2008 File No. 333-152871

Ladies and Gentlemen:

        On behalf of A123 Systems, Inc. ("A123" or the "Company"), submitted herewith for filing is Amendment No. 1 ("Amendment No. 1") to the Registration Statement referenced above (the "Registration Statement"). The Company is filing this Amendment No. 1 in response to comments contained in a letter, dated September 4, 2008 (the "Letter"), from Peggy Fisher of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to David Vieau, Chief Executive Officer of A123. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP ("WilmerHale") by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 1.

Prospectus

1.
Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Please note that we may have additional comments after you file this information.

Response:	The Company has not included a price range in Amendment No. 1. The Company confirms that any preliminary prospectus it circulates will include all non-Rule 430A information. The Company acknowledges that, once included, the price range will affect disclosures throughout the document and further acknowledges that the Staff may have additional comments once a price range is provided.

Wilmer Cutler Pickering Hale and Dorr LLP, 1100 Winter Street, Waltham, Massachusetts 02451
 Beijing    Berlin    Boston    Brussels    London    Los Angeles    New York    Oxford     Palo Alto    Waltham    Washington

Graphics

2.
Based on your disclosure on pages 1 and 78, it appears that you are working to develop electric grid services but these services have not been deployed to date. Please add prominent disclosure that your electric grid business is in the developmental stages, and if true, disclose that you have not generated any revenues from this market to date:

Response:	The Company has revised the Registration Statement in response to the Staff's comment as well as to reflect recent updates to its development activities with AES Energy Storage, LLC ("AES"). Please see pages 1, 79 and 80 of the prospectus. The Company notes that on October 3, 2008, the Company commenced commercial delivery of its first electric grid system with the shipment of a hybrid ancillary power unit ("H-APU") to AES. Installation of this H-APU system is expected to be completed in October 2008. Under the Company's agreement with AES, AES has agreed to purchase multiple H-APU's, either directly or through designated affiliate companies, for delivery in 2008 and 2009. Although the Company has received certain payments from AES on these orders, the Company has not yet recognized revenue on these payments because the units in question have either not been shipped or accepted by AES to date.
3.
Your graphic next to the "Electric Grid" caption prominently features wind turbines. If retained, please explain in an appropriate location in the filing how your battery systems are related to wind turbines, or tell us why you are using this graphic.

Response:	In response to the Staff's comment, the Company has removed the wind turbine graphic. Please see the revised artwork filed with Amendment No. 1.

Prospectus Summary, page 1

4.
Please revise your disclosure in the summary to define technical terms, such as nanoscale materials, nanophosphate chemistry, and ultra capacitor technology.

Response:	The Company has revised the Registration Statement throughout the summary in response to the Staff's comment. Please see pages 1 and 3 of the prospectus.

5.
Please provide support for statements of superior performance for your batteries, including those made under this caption. Also provide independent support for industry statistics used throughout the filing. For any studies you furnish, please tell us whether the registrant commissioned the studies, whether any of your parties affiliated with the registrant participated in the studies, and whether any of the authors of the studies have or are expected to receive compensation from the registrant.

Response:	The Company has attached as Annex A support for its statements of the superior performance for its batteries. The Company has attached as Annex B marked copies of reports showing industry statistics used throughout the filing. The Company advises the Staff that it did not commission any of the industry reports referenced in the Registration Statement and that no party affiliated with the Company participated in the studies. Any compensation to the authors of the cited studies consisted of payment to the authors of their standard fees to obtain copies of the applicable report.

The Company notes that in connection with obtaining the consent of Lux Research ("Lux") for the electric grid market data, Lux informed the Company that a new report would be issued in October 2008 and requested the Company not include the data from its old report. The Company has therefore removed the electric grid market data from Amendment No. 1.

Risks That We Face, page 4

6.
Expand the disclosure beginning at the bottom of page 4 to describe the risks that relate to the pending patent infringement litigation, and identify the customer who you agreed to indemnify. Also briefly describe the risks that relate to manufacturing your products and doing business in China, as described beginning on page 25.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see page 5 of the prospectus. In addition, the Company has identified the customer it has agreed to indemnify in connection with the litigation on page 86 of the prospectus.

Summary Consolidated Financial Data, page 7

7.
Please disclose how you determined the pro forma net loss per share, basic and diluted, and pro forma weighted average shares outstanding.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see page 8 of the prospectus.
8.
Please explain the pro forma changes to your redeemable common stock. Please similarly revise your presentation in Capitalization on page 35.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see pages 8 and 35 of the prospectus.

Because of the research funding we receive..., page 21

9.
Please refer to the final paragraph of this risk factor. Please revise your disclosure to clarify how this risk applies to your business. For instance, please briefly describe the technology or technologies subject to march-in rights and address the portion of your business that would be affected by exercise of such rights. Please describe the conditions which might prompt the U.S. government to exercise its march-in rights.

Response:	The Company has revised the Registration Statement in response to the Staff's comment and removed the final paragraph of this risk factor. Please see page 21 of the prospectus. After additional consideration of the language in this risk factor, the Company has determined that the exercise of march-in rights by the U.S. government is not a risk material to the business of the Company. In addition, the Company has concluded that although some of its patents are based on work funded by the U.S. government, the fact that the U.S. government retains a royalty-free, non-exclusive license to practice any government-funded invention, including the Company's nanophosphate patent, does not present a material threat to its business because the commercialization of its powder would require a high degree of proprietary know-how (not embedded in the patents alone), as well as a manufacturing infrastructure.

Use of Proceeds, page 34

10.
Please indicate the approximate amount you intend to spend to fund expansion of manufacturing facilities, research and development and sales and marketing. Please refer to Item 504 of Regulation S-K.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see page 34 of the prospectus. The Company had previously cited the expansion of manufacturing facilities, research and development and sales and marketing as specific examples of capitalized expenditures and general corporate matters. However, the Company has not yet identified specific uses or amounts for the expansion of manufacturing facilities, research and development or sales and marketing. The Company will update the use of proceeds, including approximate amounts, in accordance with the instructions of Item 504, when these specific uses and amounts have been identified.

Capitalization, page 35

11.
Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see page 35 of the prospectus.
12.
Please tell us why you believe it is appropriate to exclude the 6,152,553 shares of your series E convertible preferred stock issued in May and June 2008 at a purchase price of $16.59 per share for aggregate proceeds of $102,085,005 from the pro forma presentation. Please similarly address for your pro forma presentations in the Summary Consolidated Financial Data on page 7.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. The Company notes that it believed it was appropriate to exclude the shares from the pro forma presentation in the initial filing because the table was presented as of a date that preceded the issuance of these shares. However, the Company notes that the actual and pro forma presentations throughout the prospectus now reflect the issuance of all outstanding shares of series E convertible preferred stock. Please also see pages 6 and 8 of the prospectus.

Stock-Based Compensation, page 50

13.
Once you have a pricing range, please provide the following disclosures in MD&A:
•
The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range; and

•
A discussion of each significant factor contributing to any differences between the estimated fair value as of the date of grant and the estimated IPO price (or pricing range) for options granted during the twelve months prior to the date of the most recent balance sheet.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see page 52 of the prospectus. The respective intrinsic values, as well as the discussion of differences, will be completed upon inclusion of the price range in the Registration Statement.

Results of Operations, page 56

14.
We see your costs of product revenue exceeded your product revenue in the last two fiscal years and in the interim period where the excess is 23%. Please specifically address the reasons why.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see pages 59 and 62 of the prospectus. The Company advises that Staff that during 2007 it shifted away from a manufacturing model that relied substantially on third-party contract manufacturers and opened three manufacturing facilities in China and one in Hopkinton, Massachusetts. Although the Company completed the qualification of these plants for full volume production in 2007, the Company has incurred, and will continue to incur, unabsorbed manufacturing expenses and other excess capacity charges. These expenses and charges resulted in an increase of $4.6 million for the six months ended June 30, 2008 in the Company's cost of product revenue. In the long term, the Company expects the increase in its production will reduce its cost of product revenue as a percentage of product revenue by reducing unabsorbed manufacturing expenses.

Compelling balance of price and performance, page 73

15.
Your disclosure in this paragraph discusses your costs but does not address your prices. Please revise your disclosure to address the prices of your products relative to their performance or revise the subheading.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see page 75 of the prospectus.

Customers and Development Partners, page 78

16.
As applicable, please disclose the existence of material exclusivity provisions in referenced supply agreements.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see pages 80 and 81 of the prospectus.

Competition, page 82

17.
Please briefly explain the term "flywheel technologies."

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see page 85 of the prospectus.

Legal Proceedings, page 84

18.
Revise the disclosure to describe more specifically the PTO reexamination process with regard to the '382 patent. Explain the significance of the PTO issuing a reexamination certificate. We note you refer to a reexamination of only the '640 patent as ongoing. If the PTO reached a decision regarding the '382 patent, describe it and explain the impact on the registrant.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see pages 86 and 87 of the prospectus.
19.
In view of the materiality of this patent litigation, describe the issues opined upon by counsel, identify counsel, and file counsel's consent.

Response:	The Company has revised the Registration Statement in response to the Staff's comment by removing the reference to the opinion from counsel. Please see page 87 of the prospectus. The Company has elected to remove the reference to the opinion from counsel in the Registration Statement rather than publicly disclose the issues opined upon by counsel in order to preserve the Company's attorney-client privilege. Publicly disclosing the nature of the opinion may be construed by some courts to be a waiver of the attorney-client privilege and/or work product doctrine. If these privileges were to be waived, the Company could be disadvantaged in its litigation.

Annual Cash Incentive Bonus, page 94

20.
You disclose that you utilize annual cash incentive bonuses to reward performance achievements and have in place annual target incentive bonuses for each of your named executive officers. Please provide a quantitative discussion of the terms of the necessary financial or individual performance objectives to be achieved in order for your named executive officers to earn their respective incentive cash compensation for fiscal 2007. Please disclose the specific items of company performance and how your incentive awards are specifically structured around such performance goals. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b) of Regulation S-K. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see pages 97 and 98 of the prospectus.

Stock Options, page 95

21.
Although we note your disclosure regarding general policies relating to your new equity awards in 2007, please include a more focused discussion that provides substantive analysis and insight into how the compensation committee determined the actual award amounts. For example, please discuss and analyze how the compensation committee determined the actual number of shares underlying the stock options awarded to each named executive officer and set forth the rationale for the variances of these awards among the named executive officers.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see page 99 of the prospectus.

Summary Compensation Table, page 97

22.
Please revise footnote 1 to clarify that the bonus reflecting 12% of base salary is recorded in the table as Non-Equity Incentive Plan Compensation.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see page 101 of the prospectus.

Principal and Selling Stockholders, page 108

23.
Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of entities identified in the table.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see pages 112 and 113 of the prospectus.

Where You Can Find More Information, page 122

24.
You do not appear to be subject to the information and periodic reporting requirements of the Exchange Act. Please revise or advise.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see page 125 of the prospectus.

Undertakings, page II-4

25.
Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see page II-4 of the prospectus.

Consolidated Financial Statements, page F-l

26.
Please update the financial statements as required by Rule 3-12 of Regulation S-X.

Response:	The Company has revised the Registration Statement throughout in response to the Staff's comment.

Consolidated Balance Sheets, page F-3

27.
Please revise the pro forma column to present only the pro forma capitalization section. Please also disclose the number of shares authorized, issued and outstanding for redeemable common stock on a pro forma basis.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see page F-3 of the prospectus.

Note 1. Nature of Business, page F-7

28.
Please tell us why you do not include a discussion of your research and development services in addition to your discussion of product sales.

Response:	The Company has revised the Registration Statement in response to the Staff's comment to include a reference to its research and development services. Please see page F-7 of the prospectus.

Note 2. Summary of Significant Accounting Policies, page F-7

  Unaudited Pro Forma Information, page F-7

29.
Please disclose whether you expect the automatic conversion of your preferred stock to occur based upon a Qualifying Public Offering, as disclosed in Notes 16 and 20.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see page F-7 of the prospectus.

Segment Geographic and Significant Customer Information, page F-11

30.
We note that you show geographic information for North America, Asia and Europe. Please revise to report your revenues from external customers and long-lived assets information separately for your country of domicile, as required by paragraph 38 of

  SFAS 131. Also, if the amounts attributed to an individual foreign country are material, then please disclose those amounts separately.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see page F-11 of the prospectus.

Revenue Recognition, page F-12

31.
You disclose that "[w]hen sales arrangements contain multiple elements, the Company applies the provisions of the Emerging Issues Task Force ("EITF") Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21, to determine if separate units of accounting exist within the arrangement." Please tell us and disclose the contract elements permitting separate revenue recognition and describe how they are distinguished. Explain how contract revenue is allocated among the elements.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see page F-12 of the prospectus. As described in the Registration Statement, the Company applies the provisions of EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables ("EITF 00-21"), to determine the separate units of accounting that exist within the arrangement. The Company has determined that all sales arrangements as of June 30, 2008 should be accounted for as a single unit of accounting. If more than one unit of accounting exists, the arrangement consideration would be allocated to each unit of accounting using either the relative fair value method or the residual fair value method as prescribed by EITF 00-21.
32.
Please disclose your customary shipping terms (for example, FOB shipping point or FOB destination). Also, with respect to other 'contingencies,' please disclose the nature of the contingencies.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see page F-12 of the prospectus. The Company has concluded that, to date, there have been no "other contingencies."

33.
Please disclose the nature of your warranty, where you classify costs related to warranties in your statements of operations and the methodology you used in determining your liability for product warranties, consistent with paragraph 13(a) and 14(a) of FIN 45.

Response:

The Company has revised the Registration Statement in response to the Staff's comment. Please see pages F-13 and F-14 of the prospectus. The Company also notes that the warranty methodology is described on page F-26 of the prospectus in Note 11. The Company records the estimated cost of warranty as a cost of revenue in the period the revenue is recorded as described on pages F-12 and F-13 of the prospectus in Note 2.

34.
You disclose that "[w]hen the Company is unable to reasonably determine its obligation for warranty of new products, revenue from the sale of the products is deferred until expiration of the warranty period or until such time as the warranty obligation can be reasonably estimated." Please tell us the amount of such revenue deferred as of each balance sheet date. Tell us and disclose how you accounted for the related costs for the products. Tell us the nature of your warranty obligation and whether the warranty obligation may ever exceed the amount of revenue deferred. Tell us why you cannot estimate the warranty costs for these products.

Response:

The amount of revenue deferred attributable to the Company's inability to reasonably estimate its warranty obligation for new products as of December 31, 2007, March 31, 2008 and June 30, 2008 was approximately $794,000, $843,000 and $959,000, respectively.

The related product costs are included in inventory in the Company's Consolidated Balance Sheet until such time as the revenue recognition criteria have been met. Please see page F-9 of the prospectus.

The Company's standard warranty period extends from one to six years from the date of sale, depending on the type of product and its application. The warranty provides that the Company's products are free of defects relating to materials and workmanship and will operate in accordance with the customer's specified criteria.

The Company evaluates the cost of the inventory plus the estimated warranty obligation to ensure that the combined costs do not exceed the amount of revenue deferred. In the event the Company determined that the warranty obligation and deferred product cost exceeded the amount of revenue, the Company would record a provision to reduce the inventory to its net realizable value.

The Company determined that it could not reasonably estimate the warranty cost associated with certain acquired technology since there wasn't sufficient operating history or data to support such an estimate.

35.
With respect to your research and development arrangements, please tell us and disclose the significant terms of your research and development arrangements (including royalty arrangements, purchase provisions, license agreements, and commitments to provide additional funding) as of the date of each balance sheet presented.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see page F-13 of the prospectus.

The Company notes that research and development revenue is derived from the execution of contracts awarded by the U.S. federal government, other government agencies and commercial customers. The Company's research and development arrangements with the federal government or other government agencies typically require the Company to provide pure research, in which the Company investigates design techniques on new battery technologies. The Company's research and development arrangements with commercial customers consist of arrangements where the Company is paid to enhance or modify an existing product or to develop or jointly develop a new product to meet a customer's specifications.

The Company's research and development arrangements generally provide that all pre-existing or newly created intellectual property remains under the ownership of the respective party, and that all jointly created intellectual property be owned by both parties without a duty to account for or pay royalties to the other party. The Company's research and development arrangements generally do not include minimum purchase provisions, licensing agreements, or commitments to provide additional funding or service beyond the original agreements.

Deferred Revenues, page F-13

36.
We note that deferred revenue is $10,908,000 as of March 31, 2008. Please tell us the significant components of this balance by type of deferred revenue consistent with your disclosure. Tell us why the amount of deferred revenue increased from December 31, 2007. Tell us and disclose how you distinguish between current and long-term deferred revenue.

Response:

The Company has revised the Registration Statement in response to the Staff's comment. Please see pages 46 and F-13 of the prospectus. As disclosed in the Registration Statement, the Company records deferred revenue for product sales and research and development services in several circumstances. The circumstances disclosed were intended to be exemplary of situations where the Company defers revenue but did not provide all the circumstances when deferral would be appropriate.

After considering the Staff's comments, the Company believes that the following circumstances are a better representation of situations in which the Company defers revenue:
(a) products delivered or services have been performed, but other revenue recognition criteria, such as customer acceptance, have not been met;
(b) payments are received in advance of products being delivered or services being performed; and
(c) when all other revenue recognition criteria have been met, but we are not able to reasonably estimate the warranty expense.
The components of deferred revenue are:

Type	December 31, 2007	March 31, 2008	June 30, 2008
(a)	$1,004,000	$2,573,000	$5,295,000
(b)	$2,036,000	$7,492,000	$8,992,000
(c)	$794,000	$843,000	$959,000
Subtotal	$3,834,000	$10,908,000	$15,246,000
Long-term	$466,000	$321,000	$175,000

Total	$4,300,000	$11,229,000	$15,421,000

The increase in deferred revenue from December 31, 2007 to June 30, 2008 was primarily due to new agreements entered in to during 2008 which required up-front payments and payments made in advance of the product being delivered, the services being provided, or the customer accepting the product or service.

All advance payments received from customers are for products to be delivered or services to be provided and therefore, are not considered to be customer deposits.

Deferred revenue expected to be recognized as revenue more than one year subsequent to the balance sheet date is classified as long-term deferred revenue. Long-term revenue consists of non-refundable up front fees that are being recognized as the services are being performed.

37.
Further, please tell us the nature of the transaction whereby you receive cash from the customer but title has not transferred or customer acceptance has not occurred. Discuss the extent to which these amounts represent customer deposits versus deferred revenue.

Response:

As noted above, the Company has revised the disclosure on page F-13 to clarify the nature of deferred revenues and the circumstances in which deferred revenues arise. In addition, please see pages 46 and F-13 of the prospectus.

The Company records deferred revenue for certain agreements that include customer acceptance provisions. In these instances, revenue is deferred until customer acceptance occurs or the acceptance provisions lapse. The acceptance provisions allow the customers a defined amount of time to evaluate and test the product to ensure it meets their specifications before accepting it.

Note 6. Property Plant and Equipment, page F-23

38.
Please expand the information about your capital leases to present the costs of the assets under capital lease and the related accumulated depreciation at the end of each period, as required by paragraph 13 of SFAS 13.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see page F-23 of the prospectus.

Note 11. Product Warranties, page F-26

39.
Please revise your tabular reconciliation of the changes in your aggregate product warranty liability to present the aggregate reductions in that liability for payments made (in cash or in kind) under the warranty, the aggregate changes in the liability for accruals related to product warranties issued during the reporting period, and the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates) consistent with paragraph 14(b) of FIN 45.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see page F-27 of the prospectus.

Note 13. Financing Arrangements, page F-29

40.
In the table for your long-term debt, please label the note payable as from a related party.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see page F-29 of the prospectus.

Note 15. Stock-Based Compensation, page F-33

41.
Please provide us with a schedule showing in chronological order, the date of grant, optionee, number of options granted, exercise price and the fair value of the underlying shares of common stock for the options issued during the last 12 months. Please indicate the compensation recorded for each of these issuances and reconcile to the amounts recorded in the financial statements.

Response:	Attached as Annex C is the chronological option grant information requested by the Staff.
42.
Describe to us the objective evidence and analysis which supports your determination of the fair value at each grant and stock issuance date. Highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Also, provide us with a chronological bridge of management's fair value per share determinations to the current estimated IPO price per share. Please indicate when discussions were initiated with your underwriter(s) about possible offering price ranges.

Response:	The Company has revised the Registration Statement in response to the Staff's comment to describe additional evidence, particularly its transactions with unrelated parties, supporting its determination of the fair value at each grant and stock issuance date. Please see pages 52 - 54 of the prospectus.

The Company at this time does not have a proposed estimated initial public offering price or range. In March 2008, the Company initiated formal discussions with potential underwriters for an anticipated initial public offering to take place in September 2008. In the March 2008 discussions, the underwriters explained to the Company that potential investors would likely determine their valuations based on market conditions, the market's willingness to accept high-growth, disruptive technology companies and revenue multiples. Because of current market conditions, the Company is uncertain of the timing, pricing or range of its common stock in an initial public offering.
43.
Please note that we are deferring any final evaluation of stock compensation until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

Response:	The Company acknowledges that the Staff has deferred final evaluation of stock compensation until the estimated offering price is specified.

Note 20. Subsequent Events, page F-42

44.
Please tell us and disclose how you considered the variable rate conversion feature of the Series E preferred stock in your pro forma presentations throughout the filing.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see pages F-37 - F-39 of the prospectus. Because the Company does not yet have a proposed estimated initial public offering price or range, all preferred stock was converted assuming a one for one conversion. The variable rate conversion feature will be determined upon inclusion of the price range in the Registration Statement.

Exhibits

45.
Given their prominence in the discussion on page 1 of the summary, it appears that your agreements with GM and BAE are material and should be filed as exhibits. Please file them, or tell us why you believe that they are not required to be filed.

Response:	The Company respectfully submits that its agreements with General Motors ("GM") and BAE Systems plc ("BAE") are not material and therefore are not required to be filed as exhibits to the Registration Statement.

The Company submits that, since 2007, the Company has been entering into development and supply relationships in the transportation market in the ordinary course of its business. This is in contrast to the electric grid services market, where the Company has entered into only one customer agreement (and thus the Company concluded that its agreement with AES is material). As noted in the prospectus, GM is one of several automotive manufacturers and suppliers with whom the Company is engaged in development efforts for HEVs, PHEVs and EVs and has joint development and/or supply agreements in place with several of them. However, due to the unwillingness of several customers to waive the confidentiality provisions in these agreements, the Company was unable to publicly disclose all of these contractual relationships. The Company also has development and supply contracts in the heavy-duty market and aviation sectors.

The Company and GM entered into a Joint Development Agreement which the Company considers neither material in significance or amount. The agreement covers the limited initial joint prototype development of a prismatic cell for potential use in a hybrid electric vehicle propulsion system. Under the agreement, GM is responsible for funding 50% of the total development costs, and this portion amounts to only approximately $1.75 million. While the Company would expect to obtain substantial revenue from GM if GM selects the Company as the battery supplier for the Chevrolet Volt or for another program within GM's E-Flex extended range EV program, any revenue would not be provided under this Joint Development Agreement, but rather pursuant to a separately-

negotiated supply agreement. In conclusion, the Company's business does not substantially depend upon this contract.

Similarly, the Company's agreement with BAE is not material in significance or amount. The Company has only recently begun shipping production packs under this agreement and has not recognized a significant amount of revenue under the agreement. The Company does not expect to recognize a significant amount of revenue from BAE under this agreement in the near term, and BAE is not contractually obligated to make any minimum purchases of our battery systems. In contrast, under the Company's agreement with Think Global AS ("Think") which the Company has filed as a material exhibit, Think has committed to purchasing a certain number of our battery systems, and the Company considers the revenue under this agreement to be significant.

Consents of Independent Registered Public Accounting Firms—Exhibits 23

46.
We see that the consent regarding the use of the report on Enerland does not present the conformed signature, location, or date signed. Please provide a revised consent in your amendment.

Response:	The Company submits that the Enerland consent it received from its independent auditor did contain the conformed signature, location and date signed. A copy of the signed consent is attached hereto as Appendix D. The Company has been advised by its financial printer, Merrill Corporation, that these items were dropped as a result of an html coding error. This coding error apparently occurred during the initial conversion of the filing to Edgar as the filing was run through a program that automatically inserts the necessary html coding. The fact that the signature block was dropped in the consent was missed during the proofreading process. Merrill's developers are trying to determine why the program did not code the signature block correctly in the first place, and they have assured the Company that such an error will not be repeated in future filings. In any event, the Company has filed currently dated and signed consents of both of its independent auditors as exhibits to the amendment.

47.
Please include currently dated and signed consents from your independent auditors prior to requesting effectiveness.

Response:	The Company commits that it will file currently dated and signed consents from its independent auditors prior to requesting effectiveness.

Confidential Treatment Request

48.
We note your pending application for confidential treatment. We will provide any comments on your application separately. All comments must be resolved and your application must be complete before the effective date of your registration statement may be accelerated.

Response:	The Company acknowledges receipt of the Staff's comments regarding the Company's confidential treatment request.

        If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or John Chory of this firm at (781) 966-2001.

Sincerely,

/s/ Susan L. Mazur

Susan L. Mazur

cc (via facsimile):	Eric Pyenson, Esq., Vice President & General Counsel, A123 Systems, Inc., fax: (617) 924-8910